UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description £7.8 million ($9.9 million) Placing dated 08 January 2024

Press Release

8 January 2024

Argo Blockchain plc

("Argo" or "the Company")

£7.8 million ($9.9 million) Placing

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce it has raised, subject to Admission, gross proceeds of £7.8 million ($9.9 million) by the issue of 38,064,000 new ordinary shares of £0.001 each in the Company ("Ordinary Shares") at a price per share of £0.205 to certain institutional investors (the "Placing"). The Placing price represents a discount of approximately 1 per cent to the 30 trading day VWAP of the Company's existing ordinary shares for the period ended on 5 January 2024, and a discount of approximately 24 per cent to the closing mid-price of the Company's ordinary shares on 5 January 2024. The new Ordinary Shares being issued represent approximately 7.06 per cent of the existing issued ordinary share capital of the Company prior to the Placing.

The net proceeds of the Placing are expected to be used by the Company for working capital, the repayment of indebtedness, and for general corporate purposes. The Placing is limited to those certain institutional investors that have already subscribed and this announcement should not be considered an offer or solicitation to purchase or subscribe for securities in the United States.

The new Ordinary Shares will rank pari passu with the existing Ordinary Shares in issue and application will be made for the new Ordinary Shares to be admitted to the Official List and to trading on the Main Market of the London Stock Exchange PLC. Admission is expected to occur, and dealings in the new Ordinary Shares commence, on 11 January 2024.

Tennyson Securities (a trading name of Shard Capital Partners LLP) acted as the Company's agent for the Placing.

Total Voting Rights

Following both the Private Placement Admission and the previously announced PSU Admission, the Company will have a total of 577,001,363 Ordinary Shares in issue. No Ordinary Shares are held in treasury. The above figure may be used by the Company's shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 January, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer